UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SMSA CRANE ACQUISITION CORP.
(Exact name of Registrant as specified in its charter)

NEVADA (State or other jurisdiction of incorporation)	0-53800 (Commission File No.)	27-0984742 (IRS Employer Identification No.)

1172 South Dixie Hwy., Suite 335, Coral Gables, FL 33146
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (787) 685-5046

Approximate Date of Mailing: September 26, 2013

 INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES
AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF SMSA CRANE ACQUISITION CORP.
____________

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record as of September 26, 2013 of shares of common stock, par value $0.001 per share, of SMSA Crane Acquisition Corp., a Nevada corporation (“Company,” “we,” “us,” or “our”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to a change in the majority composition of our Board of Directors (the “Board”) that is contemplated by the purchase of control of the Company by Coquí Radio Pharmaceuticals Corp., a Puerto Rican corporation (“Coquí”) pursuant to a Stock Purchase Agreement (the “Purchase Agreement”)  by and among Carolyn Shelton and Halter Financial Investments, L. P., the shareholders holding a majority of the Company’s shares of common stock (the “Majority Shareholders”) and Coquí.

As of the closing of the Purchase Agreement on September 16, 2013 (the “Effective Time”), the Coquí shareholders effectively control the Company.  As of the Effective Time, Coquí holds approximately 95% of the Company’s issued and outstanding common stock. In connection with the Purchase Agreement, there will be a change in the majority of the Company’s Board. Prior to the consummation of the Purchase Agreement, our Board consisted of one director, Carolyn Shelton. At the Effective Time, the size of the Company’s Board was increased to two members and Alberto Burckhart (the “Incoming Director”) was appointed to our Board. Ms. Shelton has submitted a letter of resignation from the Board to become effective on the 10th day following the filing of this Information Statement with the Securities and Exchange Commission (“SEC”) and its mailing to our shareholders. In addition, Ms. Shelton also resigned as our Chief Executive Officer, President, Secretary and Chief Financial Officer, as of the Effective Time.  As of the Effective Time, the Incoming Director was appointed Chief Executive Officer, President, Chief Financial Officer and Secretary of the Company.

A shareholder vote is not required and will not be taken with respect to the appointment of the Incoming Director. You are not required to take any action with respect to the appointment of the Incoming Director. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our Board occurs (otherwise than at a meeting of our shareholders). Accordingly, the resulting change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement is being mailed on or about September 26, 2013 to all holders of record on such date.

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after consummation of the Purchase Agreement. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

Voting Securities

There are currently issued and outstanding 10,000,005 shares of our common stock, par value $0.001 per share (“Common Stock”). Each holder of Common Stock is entitled to one vote per share of Common Stock held on all matters to be voted on. The Company has no other securities outstanding. No vote or other action of our shareholders is required in connection with this Information Statement.

Change in Control and Proposed Merger

Under the Purchase Agreement, Coquí acquired 9,900,000 shares of our common stock for approximately $280,000. As a result of that transaction, Coquí owns approximately 99% of the then issued and outstanding shares of the Company pending delivery of a 400,000 share stock certificate ($50,000 of the $280,000 remains in escrow).

It is contemplated that Coquí will merge with the Company and as a result, current Coquí shareholders will exchange their shares of Coquí for shares of the Company.  The principal shareholders of Coquí are Carmen Bigles, Coquí’s Chief Executive Officer and her family members.  Three investors recently invested $1 million in Coquí in exchange for preferred stock.

 Directors and Executive Officers

The following table sets forth certain information for the current director, proposed incoming directors and current officers after the forthcoming change in directors.

Name	Age	Position
Alberto Burckhart	36	Director and Chief Executive Officer, President, Secretary and Chief Financial Officer

Carolyn Shelton	45	Director and Former Chief Executive Officer, President, Secretary and Chief Financial Officer.

The Board currently consists of two directors. Upon the 10th day following the filing and mailing of this Information Statement, our Board will consist of one director which will serve for a term of one year and until his successor is elected and qualified, or until he resigns or is removed in accordance with the Bylaws and the provisions of the Nevada Revised Statutes.

Biographies

Alberto Burckhart.  Mr. Burckhart has served as a director and our Chief Executive Officer, President, Secretary and Chief Financial Officer since the Effective Date.  Since February 2013, Mr. Burckhart has been the principal at the Burckhart Law Office.  From April 2011 until January 2013, Mr. Burckhart was an investment banker at Pariter Securities.  He is also currently associated with Pariter Securities. From August 2008 until March 2011, Mr. Burckhart served in business development for Caribbean Radiation Oncology. Mr. Burckhart was appointed a director because of his legal experience and public company knowledge.

Carolyn Shelton.  Prior to her resignation on the Effective Date, Ms. Shelton was the Chief Executive Officer, President, Secretary and Chief Financial Officer since November 2010.  For thirteen years, she was a commercial lender and senior vice president for JPMorgan Chase Bank, N. A or Texas Capital Bank.  Ms. Shelton has substantial experience in the real estate industry and is currently involved in the acquisition and development of commercial and retail office space in Tyler, Texas.  She also serves as a financial consultant for area real estate investors. The Board believes that Ms. Shelton shall serve as a director until such time as 10 days from the mailing of this Information Statement in order to comply with SEC rules and regulations.

To our knowledge, the Company’s directors are not, and have not been, involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

Family Relationships

There are no family relationships between any of our current directors or executive officers.  However, Mr. Burchkart is the brother of Ms. Bigles.

Transactions with Related Parties

            In the last two fiscal years and the period since the end of the last fiscal year, there were no related party transactions.

Director Independence

None of our directors are independent in accordance with the listing standards of the NYSE MKT and the SEC.

Meetings and Committees of the Board

Our Board held no formal meetings during the fiscal year ended December 31, 2012. We do not presently have a policy regarding director attendance at meetings.

We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions. Due to the size of our board, our Board believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board. We do not have an audit, nominating or compensation committee charter as we do not currently have such committees. We do not have a policy for electing members to the Board, we have not adopted any procedures by which security holders may recommend nominees to the Board and we do not have a diversity policy.

Audit Committee

Our Board has not established a separate audit committee within the meaning of the Securities Exchange Act of 1934 (the “Exchange Act”). Instead, the entire Board acts as the audit committee and will continue to do so for the foreseeable future.

Our Board has determined that none of our directors are qualified as an Audit Committee Financial Expert, as that term is defined by the rules of the SEC and in compliance with the Sarbanes-Oxley Act of 2002

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and shareholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act.

Nominations to the Board of Directors

Our directors will take a critical role in guiding our strategic direction and oversee the management of the Company. The candidates for the Board will be considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment.

In addition, directors must have time available to devote to the activities of the Board and to enhance their knowledge in growing business. Accordingly, we will seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

In carrying out its responsibilities, the Board will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate’s name for nomination, such shareholder must provide the candidate’s name and biographical information to the Board. Suggestions for candidates to be evaluated by the proposed director must be sent to the Board, c/o Alberto Burckhart 1172 South Dixie Hwy., Suite 335, Coral Gables, FL 33146. The Board has determined not to adopt a formal methodology for communications from shareholders other than as described above, which method has been deemed sufficient by the Board to allow full and adequate communication between the Board and shareholders.

Board Leadership Structure and Role on Risk Oversight

As previously mentioned, effective 10 days following our filing of this Information Statement with the SEC and mailing of this Information Statement to our registered shareholders, Ms. Shelton’s resignation from our Board will become effective. At such time, Mr. Burckhart will be our sole director.  The Company determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. The Board will continue to evaluate the Company’s leadership structure and modify as appropriate based on the size, resources and operations of the Company.

It is anticipated that the Board will establish procedures to determine an appropriate role for the Board in the Company’s risk oversight function.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors.

Executive Compensation

No director, officer or employee of the Company received compensation during the Company’s last two fiscal years.

None of our executive officers or directors received, nor do we have any arrangements to pay out, any bonus, stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation.

Security Ownership of Principal Shareholders, Directors, and Officers

The following table sets forth certain information as of September 25, 2013, after giving effect to the Purchase Agreement, with respect to the beneficial ownership of our common stock for (i) each director and officer, (ii) all of our directors and officers as a group, and (iii) each person known to us to own beneficially 5% or more of the outstanding shares of our common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
Directors and Named Executive Officers:
Common Stock	Alberto Burckhart (2)	0	0%

Common Stock	Carolyn Shelton (3)	0	0%

Common Stock	All directors and executive officers as a group (2 persons)	0	0%

5% Shareholder:
Common Stock	Coquí Radio Pharmaceutical Corp. (4)(5)	9,900,000	99%

* Less than 1%

(1)	Applicable percentages are based on 10,000,005 shares outstanding as of September 25, 2013, adjusted as required by rules of the SEC. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to this table, the Company believes that each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock indicated as beneficially owned by them.

(2)	Mr. Burckhart is a director and executive officer. Mr. Burckhart beneficially owns 15% of Coquí.

(3)	Ms. Shelton is a director and former executive officer.

(4)	The Chief Executive Officer and principal shareholder of Coquí is the sister of Mr. Burckhart.

(5)	Coquí is awaiting delivery of 400,000 of these shares, the $50,000 payment for which is in an escrow account.

 Where You Can Find More Information

You can read and copy any materials that the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C.  20549.  You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov.  Copies of these materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

By Order of the Board of Directors

/s/ Alberto Burckhart
Alberto Burckhart
Chief Executive Officer